Exhibit 12

Horace Mann Educators Corporation
Statement Regarding Computation of Ratios
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31, 2013, 2012, 2011, 2010 and 2009
(Dollars in millions)

	Year Ended December 31,
	2013		2012		2011		2010		2009

Fixed charges:
Interest expense	$14.2		$14.2		$14.0		$14.0		$14.0
Interest credited to policyholders on interest-sensitive contracts	169.9		163.6		154.9		146.7		139.4

Total fixed charges	$184.1		$177.8		$168.9		$160.7		$153.4

Earnings:
Income before income taxes	$154.1		$149.2		$94.9		$110.2		$101.8
Add: Interest expense	14.2		14.2		14.0		14.0		14.0

Subtotal – earnings before interest expense	168.3		163.4		108.9		124.2		115.8

Add: Interest credited to policyholders on interest-sensitive contracts	169.9		163.6		154.9		146.7		139.4

Earnings before fixed charges	$338.2		$327.0		$263.8		$270.9		$255.2

Ratio of earnings to fixed charges	1.8	x	1.8	x	1.6	x	1.7	x	1.7	x

Supplemental information (A):

Ratio of earnings before interest expense to interest expense	11.9	x	11.5	x	7.8	x	8.9	x	8.3	x

(A)
Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts.  This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.